Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

February 10, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Lauren Hamill, Esquire

Re:	Nationwide Variable Insurance Trust
File Nos. 811-03213 and 002-73024

Dear Ms. Hamill:

On behalf of Nationwide Variable Insurance Trust (the "Registrant") and its series, the NVIT Flexible Fixed Income Fund, NVIT Flexible Moderate Growth Fund, and Lazard NVIT Flexible Opportunistic Strategies Fund (each a "Fund" and collectively, the "Funds"), below you will find the Registrant's responses to the comments conveyed by you on February 2, 2017, with regard to the preliminary proxy statement that was filed on Schedule 14A (the "Proxy Statement") with the U.S. Securities and Exchange Commission ("SEC") on January 25, 2017.

Below we have provided your comments and the Registrant's response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Proxy Statement.

1.
Comment: Under the heading "What will happen to my investment if the Proposals are approved?" the disclosure states "The Liquidation Date is expected to occur within a short period of time after the date on which shareholders approve the Plan."  Please provide a more specific period of time.

Response:  Registrant has revised the sentence to read as follows:

"The Liquidation Date is expected to occur on or around April 21, 2017."

2.	Comment: Please revise the question, "How would a liquidation affect owners of Variable Contracts issued by Nationwide Life having assets allocated to sub-

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accounts that hold shares of the Funds?" to, as recommended by the staff, "What actions can Contract Owners take with respect to their investment in a Fund?"

Response: Registrant has revised the question as requested.

3.
Comment: Please revise so as to clarify the last sentence under the heading, "How would a liquidation affect owners of Variable Contracts issued by Nationwide Life having assets allocated to sub-accounts that hold shares of the Funds?" that states, "Transfers of the liquidation proceeds made within 30 days of the Liquidation Date from sub-accounts investing in such money market fund will not be subject to any sub-account transfer restrictions and will not be subject to the limitations on sub-account transfers under the Variable Contracts."

Response: Registrant has revised the sentence to read as follows:

"Liquidation proceeds that are transferred within 30 days of the Liquidation Date from such money market fund will not be subject under the Variable Contracts to any sub-account transfer restrictions or limitation on sub-account transfers."

4.
Comment: Under the heading "Reasons for the Liquidation," the disclosure states, "Contract Owners with variable account assets allocated to sub-accounts that invest in the Funds will have the opportunity to transfer, at their choice, immediately and at any time before the Liquidation Date (as defined below), into other investment options available through their Variable Contracts without restriction or fee, if applicable."  Please disclose whether funds with comparable investment strategies or investments will be available to Contract Owners if the Proposal is approved.

Response: Registrant notes that each Variable Contract provides the specific fund options that are offered to that Contract Owner and that each Variable Contracts may or may not have funds with comparable investment strategies or investments as investment options.  As such, Registrant will add the following disclosure:

"Please check your Variable Contract for fund options that are available to you."

5.
Comment: Under the heading, "Reasons for the Liquidation," please provide disclosure to highlight for shareholders that shareholders who do not exchange into another investment option before the Liquidation Date will have the value of their liquidation proceeds (which includes any deductions due to the costs of the liquidation) reinvested in a money market fund that is available in the Variable Contract.

Response:  Registrant has added the following disclosure:

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"If you choose to do nothing and the shareholders of your Fund vote to approve the Plan, then as soon as reasonably practicable after the Liquidation Date, Nationwide Life Contract Owners will have the value of their liquidation proceeds (which includes any deductions due to the costs of the liquidation) reinvested in a money market fund that is available in the Variable Contract.  Liquidation proceeds that are transferred within 30 days of the Liquidation Date from such money market fund will not be subject under the Variable Contracts to any sub-account transfer restrictions or limitation on sub-account transfers."

6.
Comment: Item 18 of Schedule 14A requires that if any action is to be taken with respect to any matter which is not required to be submitted to a vote of the shareholders, the Schedule 14A must provide, among other things, what action is intended to be taken by the trust in the event of a negative vote on the matter by the shareholders.  Pursuant to this requirement, please fully explain under the heading, "Reasons for Liquidation," the other options that would be considered if the shareholders do not approve the Proposal.  For example, would the Registrant submit an application for substitution?

Response:  Registrant has revised the disclosure as follows:

"If shareholders of a Fund vote against a Proposal, the Trust will consider other options with respect to the Fund, including requesting that Nationwide Life consider filing an application for substitution with the SEC."

7.
Comment: Under the heading, "Shareholder Options," the disclosure states "Shareholders of each Fund are free to redeem their shares without a redemption fee prior to the Liquidation Date. The liquidation would constitute a taxable event, except to the extent a Fund's shares are held in a tax-advantaged product, plan or account, such as a Variable Contract.  You are advised to consult your investment adviser or tax advisor about the impact to you of any tax consequences that could result from the liquidation."  Please clarify whether this disclosure refers to the tax consequences of the redemption or the tax consequences of the liquidation.  In addition, please consider revising the disclosure, "You are advised to consult your investment adviser or tax advisor about the impact to you of any tax consequence that could result from the liquidation," to explain that shareholders should not incur any adverse tax consequences, as described elsewhere in the Proxy Statement.

Response:  Registrant has revised the disclosure to read as follows:

"Shareholders of each Fund are free to redeem their shares without a redemption fee prior to the Liquidation Date.  Provided that the Variable Contracts qualify to be treated as life insurance contracts or as annuity contracts under the applicable provisions of the Internal Revenue Code of 1986, as

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amended, any redemption by Nationwide Life and its separate accounts will not be a taxable event for Contract Owners."

8.	Comment: Under the heading "Payment of Debts; Expenses of the Liquidation and Dissolution," please provide the estimated cost of the liquidations.

Response: Registrant has included the total estimated cost of the solicitation as required by Item 4(b)(4) of Schedule 14A.  Registrant is not otherwise aware of a requirement that the Funds provide the estimated cost of the liquidation, which would presumably include other costs such as brokerage costs or other portfolio transaction costs.  Registrant believes that requiring the Funds to provide the estimated costs of the liquidation could be confusing to Contract Owners and may be misleading in the event of a market event or other occurrence that causes any such estimates to vary materially.  As such, Registrant respectfully declines the Staff's comment.

9.
Comment: Under the heading "Liquidating Distribution," please provide the estimated amount necessary to (a) discharge any unpaid liabilities and obligations of the Funds on the Funds' books on the Liquidation Date, including, but not limited to, income dividends and capital gains distributions, if any, payable through the Liquidation Date, and (b) pay such contingent liabilities as the Board shall reasonably deem to exist against the assets of the Funds on the Funds' books.

Response:  Registrant is not aware of a requirement that the Funds provide such estimated amounts.  Note that Registrant does not anticipate paying any amount for contingent liabilities described in clause (b).  In addition, the amount of dividends and distributions will not affect the total proceeds available to Contracts Owners in connection with the Liquidation.  The Funds will distribute all of their assets either as final income dividends and capital gains distributions (to satisfy the RIC requirements under the tax code) or as liquidating distributions.  In either case, the distributions will not be considered a taxable event for Contract Owners.  Registrant believes that requiring the Funds to provide the estimate could also be confusing to Contract Owners and may be misleading in the event of a market event or other occurrence that causes any such estimates to vary materially.  As such, Registrant respectfully declines the Staff's comment.

10.
Comment: Under the heading "Liquidating Distribution," please confirm in the comment response letter that the Registrant will use reasonable efforts to locate all shareholders to whom distributions are payable.

Response: Registrant notes that Nationwide Life is the shareholder of record of all of each Fund's shares.  The Registrant believes that Nationwide Life will use reasonable efforts to locate all Contract Owners to whom distributions are payable.

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11.
Comment: Under the heading "What happens if shareholders of a Fund do not approve the Proposal," please reiterate the other options that would be considered if the shareholders do not approve the Proposal (e.g., see comment 5).

Response:  Disclosure provided in response to Comment 6 will be incorporated in response to this Comment.

12.
Comment: Under the heading "May I revoke my proxy or voting instruction?" the disclosure states that "Contract Owners may revoke previously submitted voting instructions given to Nationwide Life at any time [emphasis added]."  Please revise to state that shareholders may revoke previously submitted voting instructions at any time prior to an applicable deadline, such as "prior to the shareholder meeting."

Response: The disclosure has been revised as follows:

"Contract Owners may revoke previously submitted voting instructions given to Nationwide Life at any time prior to the Meeting [emphasis added] by: (i) submitting to Nationwide Life subsequently dated voting instructions; (ii) delivering to Nationwide Life a written notice of revocation; or (iii) otherwise giving notice of revocation at the Meeting, in all cases prior to the exercise of the authority granted in the Proxy Card/voting instruction form."

13.
Comment: Section 4 of the Plan states, "The Board of Trustees and the appropriate officers of the Funds may elect not to pursue the collection of any speculative or contingent assets as they deem necessary or appropriate."  Please confirm in the comment response letter that any amount that cannot be collected will be part of the costs of the liquidation.

Response:  Although, at present, the Board of the Trustees and the appropriate officers of Nationwide Variable Insurance Trust have not made such a determination, the Registrant confirms that any amount that cannot be collected will be part of the costs of the liquidation.

14.	Comment: In the Proxy Cards, please note that the numbering may be confusing to shareholders. Consider bulleting or indenting the proposals.

Response: The requested revisions have been made.

Please do not hesitate to contact me at (202) 419-8402 or Jessica L. Rickman at (202) 419-8423, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/Christopher Zimmerman

U.S. Securities and Exchange Commission

Christopher Zimmerman, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica L. Rickman, Esquire